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DSM

18E

Heerlen (NL), 27 April 2007

DSM initiates second phase of share buy-back program

Royal DSM N.V. announces that in accordance with the share buy-back program announced on 27 September 2006 the company will today, 27 April 2007, start the second phase of this EUR 750 million program. DSM has signed a Discretionary Management Agreement with the bank that will execute the share buy-back.
In 2007 DSM intends to repurchase shares for a total consideration of EUR 508 million. The repurchase price will be based on the daily VWAP (Value Weighted Average Price). Daily volumes to be repurchased will be around 10% of the daily trading volume.
In accordance with the present regulations DSM will regularly inform the market via press releases about the progress made in the execution of this share buy-back program.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

19E — 27 April 2007

Strong volume growth (6%), supported by favorable underlying trading conditions

- *Sales up 4% from Q1 2006.*
- *Operating profit from continuing operations 7% lower than in Q1 2006, significantly impacted by currency exchange rates.*
- *Share buy-back program resumed as of today (remaining amount EUR 508 million).*
- *Outlook: 2007 operating profit expected to be EUR 760 million +/- 5%.*

Peter Elverding, chairman of the DSM Managing Board, made the following comment on the results: '*The results of the first quarter 2007 are slightly above our expectations, supported by favorable underlying trading conditions. DSM is well positioned to achieve the strategic objectives of Vision 2010. I am confident that my successor, Feike Sijbesma, who will take over my responsibilities as of 1 May 2007, is well prepared, together with his new international team, to take on the challenges on our way to 2010 and beyond. I would like to wish them every success. I would also like to take this opportunity to thank you all for your trust in and support for our company during my time as chairman.*'

in EUR million	first quarter 2007	first quarter 2006	+/-
Continuing operations:			
Net sales	**2,146**	**2,061**	**4%**
Operating profit plus depreciation & amortization (EBITDA)	295	314	-6%
Operating profit (EBIT)	**192**	**206**	**-7%**
- Nutrition	61	82	-26%
- Pharma	10	15	-33%
- Performance Materials	84	84	0%
- Industrial Chemicals	50	40	25%
- Other activities	-13	-15	
Total DSM:			
Net sales	**2,146**	**2,068**	**4%**
Operating profit (EBIT)	**192**	**205**	**-6%**
Net profit before exceptional items	**128**	**140**	**-9%**
Net result from exceptional items	-	21	
Net profit	**128**	**161**	**-20%**

In this report:
- 'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) before exceptional items;
- 'net profit' is the net profit attributable to equity holders of Royal DSM N.V.

Progress update on DSM Strategy *Vision 2010*
DSM's strategy program *Vision 2010 – Building on Strengths* focuses on accelerating the profitable and innovative growth of the company's specialties portfolio. The overall objective is strong value creation, to be accomplished via *three main levers.*

Market-driven growth and innovation
In Q1 DSM's innovation initiatives resulted in the introduction of new products, new applications of existing products, or significant expansion in recently introduced products. Examples:

- The introduction of new consumer products featuring Fabuless™ (ingredient for weight management products) in Germany and Scandinavia
- The launch of new products with PeptoPro® in the US market (aimed at sports recovery and endurance)
- The launch of CakeZyme™ (enhancing the quality and reducing the manufacturing cost of products in the cake and pastry industry)
- The launch of CaroCare® (an innovative form of natural Beta Carotene)
- New applications of Dyneema®, in areas such as the off-shore fish farming industry, the navy (flame retardant ballistic protection) and the sailing industry
- New products for the flooring and industrial wood coating industries, enhancing chemical and abrasion resistance
- Resins used for the construction of the world's largest carbon composite bridge
- Five new licensing agreements for PER.C6®, showing the continued interest in this biopharmaceutical production platform

Venturing investments were made in Harland Medical Systems, Inc., Sherbrook Health and Wellness Capital Fund and Emerald Sustainability Fund. Furthermore, DSM acquired Pamako Engineering AG (Switzerland) to add to the existing business for Dyneema® fiber and Dyneema® UD (UniDirectional bullet-resistant sheet) and also acquired Fontanals Composites, S.A. (Spain) to reinforce DSM Composite Resins' existing distribution position.

Increased presence in emerging economies
With regard to China, in Q1 DSM announced a new DSM China Campus to be built in Shanghai (PRC), which will accommodate all Shanghai offices as well as the R&D labs of DSM in China. Wei-Ming Jiang has been appointed as President of DSM China as of 1 May 2007. DSM opened a new, state-of-the-art process flavors plant in China in Q1.

The decision was taken to build a new compounding plant in India for the production of compounds based on the engineering plastics Akulon® PA6, Arnite® PBT and PET and Stanyl® PA46.

Operational excellence
A comprehensive profit improvement program is now being developed for DSM Nutritional Products, focusing on cost reduction and margin improvement. More details of the program will be announced at the end of Q2. Operational excellence activities in areas such as purchasing, pricing, ICT, Manufacturing Excellence and cost reduction are ongoing.

Net sales

in EUR million	first quarter 2007	2006	difference	volumes	prices	exch. rates	other
Nutrition	613	613	0%	7%	-2%	-5%	0%
Pharma	217	237	-8%	-2%	2%	-3%	-5%
Performance Materials	720	680	6%	5%	3%	-2%	0%
Industrial Chemicals	480	427	12%	12%	5%	-3%	-2%
Other activities	116	104					
Total, continuing operations	2,146	2,061	4%	6%	2%	-3%	-1%

Net sales from continuing operations in Q1 2007 increased by 4% compared with Q1 2006. Organic sales volumes increased by 6%. Selling prices were up 2% on average. Exchange rate developments (the effect of the translation of the sales of non-euro companies), in particular the lower exchange rate for the US dollar and the Japanese yen, had a negative effect of 3% on sales. The net effect of divestments and acquisitions was -1%.

Operating profit

The operating profit from continuing operations amounted to EUR 192 million in the first quarter, which is 7% lower than in the first quarter of 2006. The operating profit was strongly affected by much lower average currency exchange rates (US dollar -8% and Japanese yen -11%), which had an effect of approximately EUR 20 million negative (after hedging). The phasing-out of some contracts (in Pharma and Nutrition) related to the acquisition of Roche Vitamins had a negative effect of less than EUR 10 million. DSM's innovation effort and the related costs increased as planned. DSM was able to mitigate the anticipated strong increase in natural gas prices in the Netherlands (especially relevant to Industrial Chemicals) by taking advantage of unexpected opportunities to buy on the spot market at lower prices. Feedstock and energy prices in general, however, were clearly higher than in the corresponding period of last year.

Nevertheless, the overall business climate was favorable. Volume growth was substantial in all clusters except Pharma, and in all clusters except Nutrition DSM was able to increase prices to compensate for higher feedstock and energy prices.

Business review by cluster

Nutrition

in EUR million	first quarter 2007	first quarter 2006
Net sales	613	613
Operating profit plus depreciation and amortization	96	119
Operating profit	61	82

Sales in this cluster remained at the Q1 2006 level. Higher sales volumes compensated for the lower selling prices and the lower exchange rate for the US dollar.

DSM Nutritional Products saw its sales volumes in Human Nutrition & Health and especially Animal Nutrition & Health grow compared to Q1 2006. DSM Nutritional Products' operating profit declined as a result of lower margins and the strongly negative impact of the US dollar. The operating profit was also negatively affected by reduced output at the Dalry site (Vitamin C, UK), which has continued into the second quarter due to a fire in a transformer. Sales at DSM Food Specialties showed an increase, but operating profit was lower as a consequence of the phasing-out of the feed-enzymes tolling activities last year.

A comprehensive profit improvement program is now being developed for DSM Nutritional Products, focusing on cost reduction and margin improvement.

Pharma

in EUR million	first quarter 2007	first quarter 2006
Net sales	217	237
Operating profit plus depreciation and amortization	30	36
Operating profit	10	15

Sales were down 8% due to the transfer of some operations (representing EUR 13 million in sales) to Other activities, lower sales volumes and the weaker US dollar. Selling prices were at a higher level.

The operating profit was lower than in Q1 2006. The decrease in sales volumes at DSM Pharmaceutical Products was compensated for by lower fixed costs. The Q1 profit was relatively low, on the one hand because of the nature of net sales recognition for large customer contracts (an effect that will be compensated in Q2) and on the other because of some production problems in the beginning of the year. The operating profit of DSM Anti-Infectives was lower than in Q1 2006, mainly due to higher raw-material costs and the negative impact of the US dollar. The strategic study into the future of DSM Anti-Infectives will be finalized and communicated at the end of the second quarter.

Performance Materials

in EUR million	first quarter 2007	2006
Net sales	720	680
Operating profit plus depreciation and amortization	107	108
Operating profit	84	84

Sales were up 6% due to a 5% increase in sales volumes and higher selling prices and despite the lower exchange rate for the US dollar.

The operating profit for the cluster remained stable. Higher sales volumes were offset by lower margins, higher fixed costs and the negative impact of the US dollar and the Japanese yen. DSM Engineering Plastics posted a lower profit because of unfavorable exchange rates and lower margins due to higher raw-material costs. The operating profit of DSM Resins remained at the Q1 2006 level. DSM Dyneema's operating profit increased further due to expanded production capacity. DSM Elastomers posted higher sales volumes and a higher operating profit than last year.

Industrial Chemicals

in EUR million	first quarter 2007	2006
Net sales	480	427
Operating profit plus depreciation and amortization	66	57
Operating profit	50	40

Sales for this cluster were up 12% from Q1 2006, mainly due to higher sales volumes and higher prices and despite the weaker US dollar. All business groups in this cluster except DSM Energy posted a higher operating profit. DSM Fibre Intermediates improved its margins and DSM Agro sold higher volumes. DSM Melamine is now structurally profitable, but still at too low a level. The operating profit of DSM Energy decreased because of the lower production and higher exploration costs.

The intended divestment of DSM Agro is taking more time than expected.

Other activities

in EUR million	first quarter 2007	2006
Net sales	116	104
Operating profit plus depreciation and amortization	-4	-6
Operating profit	-13	-15

The operating profit for Other activities was slightly better than in Q1 2006. Higher innovation costs were compensated for by the lower costs of share-based compensation due to the development of the price of the DSM share in the first quarter of 2007.

Net profit

Net profit before exceptional items decreased relative to Q1 2006, from EUR 140 million to EUR 128 million (-9%), because of the lower operating profit.

Net finance costs amounted to EUR 17 million in Q1 2007. This is slightly below Q1 2006.

At 25%, the *effective tax rate before exceptional items* in Q1 2007 was almost equal to Q1 2006.

Net earnings per ordinary share decreased by 19%, mainly because the Q1 2006 figure included a positive exceptional item (EUR 21 million).

Cash flow, capital expenditure and financing
The cash flow (net profit plus amortization and depreciation) in the first quarter of 2007 amounted to EUR 231 million, down EUR 40 million from Q1 2006. At EUR 80 million, capital expenditure (excluding acquisitions) was below the level of amortization and depreciation (EUR 103 million), but above the level of Q1 2006 (EUR 73 million). The operating working capital as a percentage of net sales was virtually unchanged from year-end 2006. The underlying decrease in operating working capital was offset by the seasonal increase following the low level of activity at the end of the year.

Net debt decreased by EUR 53 million to EUR 868 million in Q1 2007.

DSM initiates second phase of share buy-back program
In accordance with the announcement made on 27 September 2006 DSM will today, 27 April 2007, start the second phase of its share buy-back program of EUR 750 million. In 2007, DSM intends to purchase own shares for a total consideration of EUR 508 million.

Workforce
The workforce increased overall by 358, from 22,156 at year-end 2006 to 22,514 at 31 March 2007. This was the net effect of acquisitions (+170), consolidations (+218) and attrition (-30).

Outlook
As announced in February, DSM is facing some issues this year: strongly lower currency exchange rates versus the euro, persistently high raw-material and energy prices, the phasing-out of some contracts related to the Roche Vitamins acquisition, higher innovation efforts and price pressure in the more mature part of the Nutrition portfolio.

Trading conditions in the majority of our business portfolio are, however, favorable, which is reflected in solid volume growth and pricing power in most clusters. This is supported by capacity expansions in many of our businesses that have leading positions.

Based on the above, DSM reiterates its outlook that the operating profit in 2007 is expected to be lower than in 2006, although it will be on track with the *Vision 2010* objectives. Barring unforeseeable developments and based on current trading conditions and exchange rates, DSM expects the operating profit for the year 2007 to be EUR 760 million with an uncertainty of plus or minus 5%.

Heerlen, 27 April 2007

The Managing Board

Important dates:

Publication of second-quarter results:	Thursday, 26 July 2007
Publication of third-quarter results:	Thursday, 25 October 2007
Annual Report 2007:	Wednesday, 13 February 2008
Annual General Meeting:	Wednesday, 26 March 2008

For more information

DSM, Corporate Communications,
Tel. +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors

DSM Investor Relations
Tel. +31 (45) 5782864
e-mail: investor.relations@dsm.com

Internet: www.dsm.com

Condensed consolidated statement of income

first quarter 2007			*in EUR million*	first quarter 2006		
before exceptional items	exceptional items	total		before exceptional items	exceptional items	total
2,146	-	2,146	net sales	2,068	-	2,068
295	-	295	operating profit plus depreciation and amortization (EBITDA)	313	20	333
192	-	192	operating profit (EBIT)	205	18	223
-	-	-	operating profit from discontinued operations	1	-	1
192	-	192	operating profit from continuing operations	206	18	224
-17	-	-17	net finance costs	-19	-	-19
-1	-	-1	share of the profit of associates	0	-	0
174	-	174	profit before income tax expense	187	18	205
-44	-	-44	income tax expense	-46	3	-43
130	-	130	net profit from continuing operations	141	21	162
-	-	-	net profit from discontinued / discontinuing operations	0	-	0
130	-	130	profit for the period	141	21	162
-2	-	-2	minority interests	-1	-	-1
128	-	128	net profit	140	21	161
128	-	128	net profit	140	21	161
-3	-	-3	dividend on cumulative preference shares	-3	-	-3
125	-	125	net profit used for calculating earnings per share	137	21	158
103	-	103	depreciation and amortization	108	2	110
228	-	228	cash flow	245	23	268
		80	capital expenditure			73
		26	acquisitions			-
			per ordinary share in EUR*:			
0.67		0.67	- basic earnings	0.72		0.83
1.23		1.23	- cash flow	1.28		1.40
		185.2	average number of ordinary shares (x million)			191.1
		185.5	number of ordinary shares, end of period (x million)			190.9
		22,514	workforce at end of period			**22,156
		7,101	of which in the Netherlands			**7,061

* After deduction of dividend on cumulative preference shares.
** Year-end 2006.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	31 March 2007		year-end 2006	
intangible assets	1,018		1,008	
property, plant and equipment	3,631		3,655	
deferred tax assets	468		496	
pre-paid pension costs	1,005		918	
associates	22		26	
other financial assets	97		100	
non-current assets		6,241		6,203
inventories	1,530		1,515	
trade receivables	1,434		1,377	
other receivables	332		362	
financial derivatives	86		79	
current investments	4		3	
cash and cash equivalents	578		552	
current assets		3,964		3,888
total assets		10,205		10,091

in EUR million	31 March 2007		year-end 2006	
shareholders' equity	5,768		5,784	
minority interests	75		71	
equity		5,843		5,855
deferred tax liabilities	385		383	
employee benefit liabilities	277		304	
provisions	184		188	
borrowings	896		907	
other non-current liabilities	41		44	
non-current liabilities		1,783		1,826
employee benefit liabilities	18		21	
provisions	108		127	
borrowings	604		607	
financial derivatives	36		41	
trade liabilities	1,081		1,091	
other current liabilities	732		523	
current liabilities		2,579		2,410
total equity and liabilities		10,205		10,091

	31 March 2007	year-end 2006
capital employed	6,132	6,303
equity / total assets	57%	58%
net debt	868	921
net debt / equity plus net debt	13%	14%
Operating working capital (OWC)	1,883	1,801
OWC / 4 x quarterly net sales	21.9%	21.8%

This quarterly report has not been audited.

Condensed consolidated cash flow statement

in EUR million	first quarter 2007		2006	
Cash and cash equivalents at beginning of period		552		902
Operating activities:				
- net profit plus depreciation and amortization	231		271	
- change in working capital	-112		-193	
- other changes	-10		-55	
	---------		---------	
cash flow from operating activities		109		23
Investing activities:				
- capital expenditure	-71		-75	
- acquisitions	-21		-	
- sale of subsidiaries	-		74	
- divestments	-		-	
- other changes	1		6	
	---------		---------	
net cash from investing activities		-91		5
dividend		-		-
net cash from financing activities		8		60
effects of changes in consolidation and exchange differences		-		-7
		---------		---------
Cash and cash equivalents at end of period		578		983

Condensed statement of changes in shareholders' equity

in EUR million	first quarter 2007	2006
Balance at beginning of period	5,784	5,501
Changes:		
- net profit	128	161
- exchange differences, net of income tax expense	-21	-24
- dividend paid	-131	-146
- repurchase of ordinary shares	-	-33
- proceeds from reissue of ordinary shares	12	19
- other changes	-4	21
	---------	---------
Balance at end of period	5,768	5,499

This quarterly report has not been audited.

END